UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

  SCHEDULE TO TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                       RYDEX CAPITAL PARTNERS SPHINX FUND
                       (Name of Subject Company (issuer))
                        (Name of Filing Person (issuer))

                 SHARES OF BENEFICIAL INTEREST, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    78355X104
                      (CUSIP Number of Class of Securities)

                                MICHAEL P. BYRUM
                                    PRESIDENT
                       RYDEX CAPITAL PARTNERS SPHINX FUND
                         9601 BLACKWELL ROAD, SUITE 500
                               ROCKVILLE, MD 20850
                                 (888) 597-9339
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Person)

                                    copy to:
                                 W. John McGuire
                           Morgan, Lewis & Bockius LLP
                            1111 Pennsylvania Ave. NW
                              Washington, DC 20004

                            Calculation of Filing Fee
                            -------------------------

Transaction Valuation: N/A  (a)          Amount of Filing Fee: N/A  (b)

     |_| Check the box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     |_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

            Check the appropriate boxes below to designate any transactions to which the statement relates:

            |_|   third-party tender offer subject to Rule 14d-1.

            |X| issuer tender offer subject to Rule 13e-4.

            |_| going-private transaction subject to Rule 13e-3.

            |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                       RYDEX CAPITAL PARTNERS SPHINX FUND

                       SUPPLEMENT DATED DECEMBER 30, 2005
 TO THE RYDEX CAPITAL PARTNERS SPHINX FUND PROSPECTUS, DATED AUGUST 1, 2005 AND
          TO THE ISSUER TENDER OFFER STATEMENT DATED DECEMBER 20, 2005


This supplement provides new and additional information relating to the Rydex Capital Partners SPhinX Fund (the "Fund") beyond that contained in the Prospectus and should be read in conjunction with the Prospectus.
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COMMUNICATION OF MATERIAL CHANGES FROM PLUSFUNDS GROUP, INC.

A giant commodities and securities firm, Refco Inc. and certain of its affiliates ("Refco"), filed for Chapter 11 bankruptcy protection on October 17, 2005. On December 20, PlusFunds Group, Inc. ("PlusFunds"), the sponsor of the Portfolio Funds used as investment vehicles by the Fund, issued a letter to its investors containing important material information about the Refco bankruptcy, potential exposure of PlusFunds to Refco, certain previously unannounced transactions between principals of PlusFunds and Refco and significant management changes at PlusFunds, effective December 31, 2005. That letter disclosed important information about the impact of the Refco bankruptcy and related legal proceedings on the Portfolio Funds.*

* Prior to filing for bankruptcy, one or more of the Portfolio Funds sponsored by PlusFunds had used Refco affiliates to hold futures commission accounts and cash accounts.

The PlusFunds letter reported that the court handling the Refco bankruptcy has prohibited the redemption of approximately 10% of the Fund's assets held in the Portfolio Funds, pending resolution of certain legal issues concerning preferential transfers prior to bankruptcy filing. This restriction does not in any way impact the daily trading of the 42 managers within the S&P Hedge Fund Index. Based on our discussions with PlusFunds, we are hopeful that this matter will be resolved and all assets held in the Portfolio Funds will be available to the Fund. Nonetheless, there is a likelihood that any tender of Fund shares at the current time will result in approximately 90% of the cash proceeds being paid within the timeframes previously stated, with the remaining 10% of proceeds being withheld pending resolution of the legal proceedings involving PlusFunds. See FAILURE OF FUTURES COMMISSIONS MERCHANTS on page 29 of the Prospectus.

STEPS BEING TAKEN BY RYDEX

In light of this new information, Rydex has taken, and is taking, active steps to protect the Fund's assets, including requesting the redemption of all Fund assets currently held in Portfolio Funds sponsored by PlusFunds. Further, Rydex is preparing a plan of reorganization that would provide for the reorganization of the Fund into and with the Rydex Absolute Return Strategies Fund, a series of the Rydex Series Funds. The Rydex Absolute Return Strategies Fund, an open-end fund (which allows for daily, rather than quarterly, redemptions), seeks to provide capital appreciation consistent with the return and risk characteristics of the hedge fund universe, and does so at significantly lower operating expenses than the Fund. Should this plan be approved by the Fund's Board, shareholders will also be asked to approve the plan of reorganization. If the plan is approved by the Board and shareholders, shareholders of the Fund would become shareholders of the Rydex Absolute Return Strategies Fund. If either the Board or Fund shareholders do not approve the plan of reorganization, Rydex will consider other alternatives, including revising the investment objective of the Fund or liquidating the Fund. Because of the need for shareholder approval, any such reorganization is unlikely to occur prior to May 1, 2006, at the earliest. In the mean time, subject to the risks described above, the Fund will continue to offer quarterly tenders.

THE FUND IS TEMPORARILY NOT ACCEPTING NEW INVESTMENTS PENDING BOARD AND SHAREHOLDER APPROVAL OF THE CONTEMPLATED PLAN OF REORGANIZATION.

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                          PLEASE RETAIN THIS SUPPLEMENT
                              FOR FUTURE REFERENCE